BY-LAWS
OF
LAUNCHSPACE TECHNOLOGIES CORPORATION

ARTICLE I

NAME, REGISTERED OFFICE, PRINCIPAL OFFICE

Section 1.   **Name.**   The name of the Corporation is "Launchspace Technologies Corporation" (the "Corporation").

Section 2.   **Registered Office.**   The Corporation will have and continuously maintain in the State of Delaware a registered office and a registered agent whose office is identical with such registered office.

Section 3.   **Principal Office.**   The principal office of the Corporation will be located at a location designated by resolution of the Board of Directors, either within or without the State of Delaware. The Corporation may have such other offices as the Board of Directors may determine or as the affairs of the Corporation may require from time to time.

ARTICLE II

SHAREHOLDERS

Section 1.   **Annual Meetings.**   An annual meeting of the shareholders of the Corporation shall be held at the principal office of the Corporation or at such other place as the Board of Directors may select, on a date selected by the Board of Directors each year, for the purpose of electing directors and transacting such other business as may properly come before the meeting.

Section 2.   **Special Meetings.**   Special meetings of the shareholders may be called at any time by the Chief Executive Officer, and shall be called by the Chief Executive Officer or the Secretary at the written request of a majority of the Board of Directors.

Section 3.   **Place of Meeting.**   The Board of Directors may designate any place, either within or without the State of Delaware unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within of without the State of Delaware unless otherwise prescribed by statute, as the place for the holding of such meeting.

Section 4.   **Notice(s) of Meetings.**

(a)   Except as otherwise provided by statute, written notice of each meeting of shareholders, whether annual or special, stating the purpose for which the meeting is called, and designating the time when, and place where it is to be held, shall be served either personally or by mail, not less than ten nor more than forty days before the meeting upon each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be directed to each shareholder at his address as it appears on the stock books of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting in person or by proxy, or to any shareholder, who, in person or by attorney thereunto authorized, waives notice of any meeting in writing either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 5. **Chairman**. At all meetings of the shareholders, the Chief Executive Officer, or, in his absence, the Chairman of the Board (if any), or, in his absence, a chairman designated by the Board of Directors shall preside.

Section 6. **Closing of Transfer Books or Fixing of Record Date.** For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, 40 days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 40 days and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to a vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 7. **Voting Lists.** The officer or agent having charge of the stock transfer books for the shares of the Corporation shall make a complete list of the shareholders entitled to vote at each meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such a list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting.

Section 8. Quorum.

(a)   Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate of Incorporation and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of the shareholders of the Corporation, the presence in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation, then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business.

(b)   In the absence of a quorum at any annual or special meeting of the shareholders, the shareholders present in person or by proxy and entitled to vote thereat, or, if no shareholders entitled to vote are present in person or by proxy, any officer authorized to preside at or act as secretary of such meeting, may adjourn the meeting from time to time for a period not exceeding twenty days at any one time, until a quorum shall be present. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

Section 9. Voting.

(a)   Except as otherwise provided by statute, or in the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat shall be entitled to one vote for each share of stock held by him and registered in his name on the books of the Corporation.

(b)   Except as otherwise provided herein, or by statute, or by the Certificate of Incorporation, the affirmative vote of those holding of record in the aggregate at last a majority of the issued and outstanding shares of stock present in person or by proxy and entitled to vote at a meeting of shareholders with respect to a question or matter brought before such meeting shall be necessary and sufficient to decide such question or matter.

(c)   Each shareholder entitled to vote may vote by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution unless the person executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the secretary at the meeting and shall be filed with the records of the Corporation.

(d)   *Voting of Shares by Certain Holders*

(i)   Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine.

(ii)   Shares held by administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

        (iii)   Shares standing in the name of a receiver may be voted by a receiver, and shares held by or under the control of receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

        (iv)   A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledge shall be entitled to vote the shares so transferred.

        (v)   Shares standing in the name of a partnership may be voted by any partner or partners having authority to bind the partnership in accordance with any applicable agreement or agreements among the partners of such partnership, provided, that neither the chairman of the meeting, the secretary of the meeting, the Corporation, nor any of its officers or directors shall be required to see that person or persons voting such shares do so in conformity with such agreement or agreements.

        Section 10.   **Informal Action by Shareholders.** Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

BOARD OF DIRECTORS

        Section 1.   **General Powers.** The business and affairs of the Corporation shall be managed under the direction of a board of directors to be known as the "Board of Directors." The Board of Directors shall have full power to act on behalf of the Corporation as permitted by the statutes of the State of Delaware, the Certificate of Incorporation and these Bylaws, as each shall be amended from time to time.

        Section 2.   **Composition of the Board of Directors.** Except for the initial Board of Directors, which is composed of two (2) directors, the number of directors of the Corporation shall be fixed by the Board of Directors from time to time subject to such limits as may be provided by law.

        Section 3.   **Tenure and Qualification.** Each of the directors shall be elected prior to the annual meeting of the Board of Directors and shall serve until the next annual meeting of the Board of Directors or until his or her successor shall have been elected and qualified, or until his or her death, resignation or removal. There shall be no limit to the number of terms an individual Director may serve. Except as herein or in the Certificate of Incorporation otherwise provided, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by the vote of shareholders of records in the aggregate at least a plurality of the shares of stock of the Corporation present in person or by proxy and entitled to vote at the annual meeting of shareholders.

Section 4. Duties, Powers and Committees.

(a)   The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, any may exercise all powers of the Corporation, except as herein provided, or except as may in the Certificate of Incorporation or by statute by expressly conferred upon or reserved to the shareholders.

(b)   The Board of Directors may create and appoint committees to assist the directors in the conduct of the Corporation's affairs.

Section 5. Annual and Regular Meetings; Notice.

(a)   The regular annual meeting of the Board of Directors shall be held without other notice than this By-law immediately following the annual meeting of the shareholders at a time and place determined by the Board of Directors.

(b)   The Board of Directors may provide by resolution the time and place, either within or without the State of Delaware, for the holding of additional regular meetings of the Board without notice other than such resolution.

(c)   Notice of any regular meeting of the Board of Directors shall not be required to be given; however, that in the case of the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be mailed promptly to each director who shall not have been present at the meeting at which such action was taken, addressed to him at his residence or usual place of business, unless such notice shall be waived in the manner set forth in paragraph (c) of Section 6 of this Article III.

Section 6. Special Meetings; Notice.

(a)   Special meetings of the Board of Directors may be called by or at the request of the chief executive officer or by a majority of the directors, at such time and place as may be specified in the respective notices and waivers of notice thereof.

(b)   Notice of any special meetings shall be given at least three days prior thereto by written notice delivered personally or mailed to each director at his business address, or by email. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon paid. If notice be given by email, such notice shall be deemed to be delivered when the recipient provides confirmation of receipt (which may be by email). Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

(c)   Notice of any special meeting shall not be required to be given to any director who shall attend such meeting in person or to any director who shall waive notice of such meeting in writing or by email, whether before or after the time of such meeting; and any such meeting shall be a legal meeting without any notice thereof having been given if all the directors shall be present thereat. Notice of any adjourned meeting shall not be required to be given.

Section 7.   Chairman. At all meetings of the Board of Directors the chief executive officer, or, in his absence, a chairman chosen by the directors, shall preside.

Section 8.   Quorum.

(a)   At all meetings of the Board of Directors the presence of a majority of the then total number of directors shall be deemed necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws.

(b)   A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without further notice, until a quorum shall be present.

Section 9.   Manner of Acting.

(a)   At all meetings of the Board of Directors, each director present shall have one vote, regardless of the number of shares of stock, if any, which he may hold.

(b)   Except as otherwise provided by statute, by the Certificate of Incorporation or by these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

Section 10.   Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, action required or permitted to be taken pursuant to authorization voted at a meeting of the Directors or any committee thereof may be taken without a meeting if, before or after the action, a consent in writing, setting forth the action so taken, shall be signed by all of the Directors or members of such committee and filed with the minutes of the proceedings of the Directors or committee. The consent has the same effect as a vote of the Directors or committee for all purposes.

Section 11.   Participation. Meetings of the Board of Directors (or a committee of the Board) may participate in a meeting of such Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other.

Section 12.   Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, or attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any capacity and receiving compensation thereof.

Section 13. **Vacancies.** Any vacancy in the Board of Directors, occurring by reason of an increase in the number of directors or by reason of the death, resignation, disqualification, removal or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, through less than a quorum, unless otherwise provided by law, at any regular meeting or special meeting of the Board of Directors called for that purpose. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

Section 14. **Resignation.** Any director may resign at any time by giving written notice to the Board of Directors, the Chief Executive Officer or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 15. **Removal.** Unless otherwise provided by statute any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation, given a special meeting of the shareholders called for that purpose.

Section 16. **Presumption of Assent.** A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 17. **Contracts.**

(a) No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b) Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority or a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 18. **Executive Committee.** An Executive Committee (if established) shall consist solely of members (in such numbers as the Board of Directors may determine) of the Board. Executive Committee members shall hold office during the pleasure of the Board of Directors. The function of the Executive Committee shall be to exercise all the functions and powers of the Board of Directors between the annual meetings of the Board except as the Board may expressly limit such functions and powers of the Executive Committee.

ARTICLE IV

OFFICERS

Section 1. Numbers, Qualification, Election and Term of Office.

(a)   The officers of the Corporation shall consist of a Chief Executive Officer (who shall perform the functions of the Chairman of Board if none be elected), a Secretary, a Treasurer, and a Chief Technology Officer and such other officers with such other titles as the Board of Directors shall determine, which may include, among others, a Chairman of the Board, a Chief Operating Officer, a Vice-Chairman of the Board, and one or more Vice Presidents, Assistant Treasurers, and Assistant Secretaries. Each officer may, but is not required to be a director of the Corporation. Except as otherwise permitted by law, any two or more offices, except the offices of Chief Executive Officer and Vice President, may be held by the same person. The Chief Executive Officer shall have the power of Secretary and Treasurer if the Board of Directors has not appointed separate persons to such positions. The role of the Chief Technology Officer is set forth in Section 7 of this Article IV.

(b)   The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders. If the election of officers shall not be held at a meeting, such election shall be held as soon there after as conveniently may be.

(c)   Each officer shall hold office until the next annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2. Resignation. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors or to the Chief Executive Officer or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer and the acceptance of such resignation shall not be necessary to make it effective.

Section 3. Removal. Any officer may be removed, either with or without cause, and a successor appointed for the unexpired portion of such officer's term, by the Board of Directors, expect that the officers and agents appointed in accordance with the provisions of Section 12 of this Article IV may be removed, either with or without cause, also by a superior officer or by an agent upon whom such power of removal shall have been conferred by the Board of Directors.

Section 4. Vacancies.

(a)   A vacancy in any office specifically designated in Section 1 of this Article IV, by reason of death, resignation, inability to act, disqualification, or any other cause, shall be filled for the unexpired portion of the term by vote of the Board of Directors regularly convened at any regular or special meeting.

(b)   A vacancy occurring in any office filled in accordance with Section 12 of this Article IV may be filled by vote of the Board of Directors or by any officers or agent upon whom such power shall have been conferred by the Board of Directors.

Section 5.   Chairman of the Board. The Chairman of Board shall, subject to the direction of the Board of Directors, perform such executive, supervisory and management functions and duties as may be assigned to him from time to time by the Board. He shall, if present, preside at all meetings of the Board of Directors.

Section 6.   Chief Executive Officer. The Chief Executive Officer shall be chief executive officer of the Corporation and, subject to the direction of the Board of Directors, shall in general supervise and control all of the business, affairs and property of the Corporation and shall have general supervision over its officers and agents. He shall, if present, preside at all meetings of the shareholders. In general, he shall perform all duties incident to the office of the Chief Executive Officer and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 7.   Chief Technology Officer. The Chief Technology Officer shall have responsibility for the general research and development activities of the Corporation, for supervision of the Corporation's research and development personnel, for new product development and product improvements, for overseeing the development and direction of the Corporation's intellectual property development and such other responsibilities as may be given to the Chief Technology Officer by the Board of Directors, subject to: (a) the provisions of these Bylaws; (b) the direction of the Board of Directors; and (c) the supervisory powers of the Chief Executive Officer.

Section 8.   Vice President. During the absence or disability of the Chief Executive Officer, the Vice President, or, if there be more than one, the Vice President designated by the Board of Directors as Vice President, shall exercise all the functions of the Chief Executive Officer and, when so acting, shall have all the powers and be subject to all of the restrictions upon the Chief Executive Officer. Each Vice President shall have such powers and discharge such duties as may be assigned to him from time to time by the Board of Directors.

Section 9.   Secretary. The Secretary shall: Record all of the proceedings of the meetings of the shareholders and Board of Directors in a book to be kept for that purpose; cause all notices to be duly given in accordance with the provisions of these By-Laws and as required by statute; be custodian of the records and the seal of the Corporation (if any); and in general, perform all duties incident to the office of the Secretary and such other duties as are given to him by these By-Laws or as from time to time may be assigned to him by the Board of Directors or the Chief Executive Officer.

Section 10.   Assistant Secretaries. Whenever requested by or in the absence or disability of the Secretary, the Assistant Secretary designated by the Board of Directors shall perform all the duties of the Secretary and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Secretary.

Section 11. **Treasurer.** The Treasurer shall: Have charge of and supervision over and be responsible for the funds, securities, receipts and disbursements of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; cause the moneys and other valuable effects of the Corporation to be deposited in the name and to the credit of the Corporation in such banks or trust companies or other depositories as the Board of Directors may select, or as may be selected by any officer or officers or agent or agents authorized so to do by the Board of Directors; cause the funds of the Corporation to be disbursed by checks or drafts, with such signatures as may be authorized by the Board of Directors; keep the books of account of all the business and transactions of the Corporation; and in general, perform all duties as are given to him by these By-Laws or as from time to time may be assigned by the Board of Directors or the Chief Executive Officer.

Section 12. **Assistant Treasurers.** Whenever requested by or in the absence or disability of the Treasurer, the Assistant Treasurer designated by the Board of Directors shall perform all of the duties of the Treasurer, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer.

Section 13. **Subordinate Officers and Agents.** The Board of Directors may from time to time appoint such other officers and agents as it may deem necessary or advisable, to hold office for such period, have such authority and perform such duties as the Board of Directors may from time to time determine. The Board of Directors may designate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authorities and duties.

Section 14. **Salaries.** The salaries or other compensation of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary or any compensation by reason of the fact that he is also a director of the Corporation. The Board of Directors may delegate to any officer or agent the power to fix from time to time the salaries or other compensation of officers and agents appointed in accordance with Section 12 of this Article IV.

Section 15. **Sureties and Bonds.** In case the Board of Directors shall so require, any officer or agent of the Corporation shall execute to the Corporation a bond in such sum and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds and securities of the Corporation which may come into his hands.

ARTICLE V

CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. **Contracts.** The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2.   **Loans.** No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by the Board of Directors. Such authority may be general or confined to specific instances.

Section 3.   **Checks, Drafts, Etc.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents, of the Corporation and in such a manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4.   **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.


ARTICLE VI

SHARES OF STOCK; RESTRICTIONS ON TRANSFER


Section 1.   **Certificated of Stock.**

(a)   The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number of shares and shall be signed by (1) the Chief Executive Officer or a Vice President, and (2) the Secretary or Treasurer or any Assistant Treasurer.

(b)   When a certificate is signed by a transfer agent or assistant transfer agent or transfer clerk acting on behalf of the Corporation (and by a registrar, if any), the signature of any such Chief Executive Officer, Vice President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary may be facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

(c)   There shall be entered on the stock books of the Corporation at the time of the issuance of each share, the number of the certificate issued, the kind of certificate issued, the name of the person owning the shares represented thereby, the number of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the Corporation shall be marked "canceled" with the date of cancellation.

(d)   Notwithstanding the foregoing, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes of series of its stock shall be uncertificated shares, in which case a record of the owners thereof shall be maintained in book-entry form by the Corporation's transfer agent for such class or series of stock, which transfer agent may be the Corporation.

Section 2.   Lost or Destroyed Certificates. The holder of any shares of stock of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate on the place of any certificate theretofore issued by it alleged to have been lost or destroyed and the Board of Directors may require the owner of the lost or destroyed certificate, or his legal representatives, to give the corporation a bond, in such sum as the Board may direct and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors it is proper to so do.

Section 3.   Transfers of Shares.

(a)   Subject to the provisions of Section 4 of this Article VI, transfers of shares of the capital stock of the Corporation shall be made on the transfer books of the Corporation by the holder of record thereof, in person or by his duly authorized attorney, upon surrender and cancellation of the certificate or certificates representing such shares.

(b)   The Corporation shall be entitled to treat the holder of any share or shares of stock as the absolute owner for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, as interest in, such share or shares on the part of any other person whether or not it or they shall have express or other notice thereof, except as otherwise expressly provided by law and at all times subject to the provisions of Section 4 of this Article VI.

ARTICLE VII

DIVIDENDS

Subject to applicable law, and the Certificate of Incorporation, dividends upon the capital stock of the Corporation may be declared and paid (in cash, property or shares or capital stock) as often, in such amounts and at such time as the Board of Directors may determine.

ARTICLE VIII

EXECUTION OF INSTRUMENTS

All check, drafts, bills of exchange, acceptances, bonds, endorsements, notes or other obligations or evidences of indebtedness of the Corporation, and all deeds, mortgages, indentures, bills of sale, conveyances, endorsements, assignments, transfers, stock powers or other instruments of transfer, contracts, agreements, dividends or other orders, powers of attorney, proxies, waivers, consents, returns, reports, certificates, demands, notices or documents, and other instruments or rights of any nature may be signed, executed, verified, acknowledged and delivered by such person (whether or not officers, agents, or employees of the

Corporation) and in such manner as from time to time may be determined by the Board of Directors.

ARTICLE IX

FISCAL YEAR

The fiscal year of the Corporation shall be determined by the Board of Directors.

ARTICLE X

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this ARTICLE X shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE XI

WAIVER OF NOTICE

Whenever any notice is required to be given under the provisions of the laws of the State of Delaware or under the provisions of the Certificate of Incorporation or these By-Laws, a waiver thereof, in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to the required notice.

ARTICLE XII

AMENDMENTS

These By-Laws may be altered, amended or repealed at any stockholders' meeting by the affirmative vote of a majority of the outstanding shares of the common stock of the Corporation, provided, however, that no such amendment shall be made at any special meeting of the stockholders, except upon the unanimous affirmative vote of all holders of the outstanding shares of the common stock of the Corporation unless the notice of such meeting shall have informed the stockholders that the question of amending By-Laws of the Corporation would be considered thereat. If permitted by the Certificate of Incorporation, these By-Laws may also be altered, amended, or repealed by a majority vote of the Board of Directors at any regular or special meeting, provided notice of such alteration, amendment or repeal has been given to each director at least three (3) days prior to such meeting.

Effective as of July 15, 2020.